October 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

	Re:	Legacy Acquisition Corp.
Schedule TO-I filed on October 5, 2020
File No. 5-90182

Dear Ms. Chalk:

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, Legacy Acquisition Corp. (“Legacy” or the “Company”), by your letter dated October 9, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Schedule TO”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment in the Comment Letter is included in the letter and the Company’s responses appear below it for your reference. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule TO-I filed October 5, 2020 - General

1.       We note that this is an offer to purchase all outstanding shares of Class A Common Stock for cash. We further note that the offer is not technically conditioned on the closing of the Business Combination. Please explain in your response letter why you have not filed a Schedule 13E-3 in connection with this offer. We recognize the exemption set forth in Rule 13e-3(g)(4) for redemptions pursuant to a security’s governing instruments; however, if that exemption is available, it is not clear why the similar one in Rule 13e-4(h)(1) is apparently not. Please advise in your response letter.

United States Securities and Exchange Commission

October 16, 2020

Page Two

Company Response:

As discussed with the Staff, the Company respectfully submits that Exchange Act Rule 13e-3 is not applicable to the offer because of the exception set forth in subsection (g)(4) of Exchange Act Rule 13e-3. As provided in the exception, the tender offer is being conducted pursuant to specific provisions set forth in the instrument creating or governing the shares of Class A Common Stock. Specifically, Section 9.2(a) of the Corrected Amended and Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on November 20, 2017 (as amended, the “Charter”) provides that “[p]rior to the consummation of the initial Business Combination, the [Company] shall provide all holders of [the outstanding shares of Class A Common Stock issued as part of the units in the Company’s initial public offering (the “Public Shares”)] with the opportunity to have their [Public Shares] redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) . . .. for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b).”

The Company acknowledges that Rule 13e-4(h)(1) contains a similar exception to the exception set forth in Rule 13e-3(g)(4). Section 9.2(b) of the Company’s Charter, however, provides that if the Company offers to redeem its Public Shares other than in connection with the solicitation of a stockholder vote in connection with any initial business combination in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) “the [Company] shall offer to redeem the [outstanding Public Shares] upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation).” Accordingly, under the terms of its Charter, the Company is obligated to initiate a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act if it is not offering to redeem the outstanding Public Shares in conjunction with the solicitation of a stockholder vote on the Business Combination, which is the case with the proposed business combination contemplated by the Business Combination Agreement, dated September 18, 2020 (the “Business Combination Agreement”) by and among the Company, Excel Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Legacy and directly owned subsidiary of Merger Sub 2, Excel Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Legacy (“Merger Sub 2”), Onyx Enterprises Int’l, Corp., a New Jersey corporation, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholder representative pursuant to the terms of Section 11.16 of the Business Combination Agreement.

In addition, even if the above-described exception to Rule 13e-3 is not applicable, the Company believes that Rule 13e-3 would not be applicable to the tender offer because the transaction is not a “Rule 13e-3 transaction” as defined in subsection (a)(3) of Exchange Act Rule 13e-3. Exchange Act Rule 13e-3(a)(3) provides that a Rule 13e-3 transaction must have “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects described in paragraph (a)(3)(ii) of” Exchange Act Rule 13e-3:

United States Securities and Exchange Commission

October 16, 2020

Page Three

(A)	the tender offer causes the class of equity securities of the issuer to become eligible for termination of registration, or causes the reporting obligations with respect to such class to become eligible for termination or suspension under applicable Exchange Act Rules (Exchange Act Rule 13e-3(a)(3)(ii)(A)); or
(B)	the transaction or tender offer will cause the class of equity securities to no longer be listed on a national securities exchange, such as the NYSE upon which the shares of Class A Common Stock are currently listed (Exchange Act Rule 13e-3(a)(3)(ii)(B)).

As discussed above, the purpose of the tender offer is to comply with the requirements of the Company’s Charter provisions governing its shares of Class A Common Stock and not to terminate the registration or delist from a national securities exchange the shares of Class A Common Stock. Additionally, the Company advises the Staff that based on the information available to the Company at the time of filing the Schedule TO on October 5, 2020, the Company knew of fewer than 300 holders of its Class A Common Stock (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 in the C&DI’s). The Company respectfully notes that the Staff concluded in Question and Answer 104.01 of the C&DI’s, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. As a result, the act of commencement of the tender offer did not create a reasonable likelihood or purpose of creating this effect as the effect pre-existed.

United States Securities and Exchange Commission

October 16, 2020

Page Four

Under the terms of the Business Combination Agreement, it is a condition to the closing of the Business Combination that the Class A Common Stock of the Company be listed on the New York Stock Exchange (or another nationally recognized stock exchange). Since the Company’s announcement of the signing of the Business Combination Agreement on September 21, 2020, trading in the Company’s shares of Class A Common Stock has increased resulting in at least one of the Company’s 10% or greater stockholders selling down a portion of its holdings of Class A Common Stock. (See the Form 4 filed on September 23, 2020 by Glazer Capital LLC reporting that it had sold shares of Class A Common Stock on September 21, 2020, which was subsequent to the Company’s announcement of the Business Combination Agreement earlier that day.) Additionally, in connection with the Company’s signing of the Business Combination Agreement (and prior to the commencement of the tender offer), the Company entered into warrant holder support agreements (the “Warrant Holder Support Agreements”) with the holders of 19,506,220 (or approximately 65.02%) of the Company’s outstanding warrants issued as part of the units in the Company’s initial public offering (“public warrants”). (Copies of the Warrant Holder Support Agreements, including the parties thereto, were included in the Company’s Offer to Purchase for Cash, dated as of October 5, 2020.) Pursuant to the Warrant Holder Support Agreements, such holders are obligated to vote in favor of the proposed amendments (the “Warrant Amendments”) to the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, dated as of November 16, 2017 (the “Warrant Agreement”) as contemplated by the Business Combination Agreement. The Warrant Amendments require the approval of holders of at least 65% of the public warrants. Because the holders party to the Warrant Holder Support Agreements exceeds the requisite threshold required to approve the Warrant Amendments, the Warrant Amendments will be approved. The terms of the Warrant Amendments are fixed pursuant to the Warrant Holder Support Agreements and provide, among other things, that upon the closing of the Business Combination, the outstanding warrants will convert into a specified amount of cash and shares, based upon the amounts of funds available in the Trust Account. The Company will be obligated to issue a minimum of 1,950,000 shares of Class A Common Stock, and a maximum of 2,460,000 shares of Class A Common Stock, to the holders of the public warrants pursuant to the Warrant Amendments, which shares will be freely-tradable, except by persons who are considered to be affiliates of the Company.1 Based on the information available to the Company at the time of filing the Schedule TO on October 5, 2020, there are more than 400 holders of the public warrants. None of the Company’s sponsor, Legacy Acquisition Sponsor I, LLC, directors or officers hold any public warrants. Accordingly, the Company both intends and believes there is a reasonable likelihood that, notwithstanding the commencement or completion of the tender offer, the Company will continue to have shares of Class A Common Stock outstanding, listed on the New York Stock Exchange (or another nationally recognized stock exchange) and registered under the Exchange Act. Therefore, the tender offer is not a “Rule 13e-3 transaction” as defined in Exchange Act Rule 13e-3(a)(3).

Press Release dated October 5, 2020 – Exhibit 99.A.5.IV

2.       In future filings, avoid referencing the safe harbor provisions of the Private Securities Litigation Reform Act. The safe harbor for forward looking statement in the Act does not apply to statements made in connection with a tender offer.

1 The Company supplementally notes for the Staff that for the reasons described above it believes that the issuance of shares of Class A Common Stock pursuant to the Warrant Amendments are covered by the exemption contained in Exchange Act Rule 14e-5(b)(7), which exempts purchases pursuant to a contract if the following conditions are satisfied: (i) the contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

United States Securities and Exchange Commission

October 16, 2020

Page Five

Company Response:

The Company acknowledges the Staff’s comment and will avoid referencing the safe harbor provisions of the Private Securities Litigation Reform Act in future filings in connection with the tender offer.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Gerry Williams at (404) 736-7891 or via email at gerry.williams@us.dlapiper.com, or Penny J. Minna at (410) 580-4228 or via email at penny.minna@us.dlapiper.com.

Very truly yours,

/s/ Penny J. Minna

Penny J. Minna

cc:	Gerry Williams, Esq.

Edwin J. Rigaud, Chief Executive Officer, Legacy Acquisition Corp.